October 19, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (207) 236-7889

Sean G. Daly
Chief Financial Officer
Camden National Corporation
Two Elm Street
Camden, Maine 04843

Re: Camden National Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
File No. 001-13227

Dear Mr. Daly:

We have reviewed your response letter dated August 2, 2007 and your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 5, Derivative Financial Instruments, page 53

1.   We refer to your response to Comment 1 in your letter dated October 17, 2007. Based on the response and the proposed footnote disclosure we continue to believe the Company does not appear to be in compliance with the requirements of par. 28(a)(2) of SFAS 133 considering it did not have upfront documentation which specifically states:

- How you applied the "first-payments received" methodology under Implementation Issue G25 for determining the forecasted cash flow hedge and

- How you assessed effectiveness of the hedging transaction by using one of the three methods for under Implementation Issue G7 for assessing effectiveness of the cash flow hedges. Please note that we have not received your supplemental letter stating how the methodologies for assessing effectiveness as stated in your response comply with the requirements of Implementation Issue G7.

As requested previously please revise your proposed disclosure to be included in future filings to describe the correction of an immaterial error under SAB 99 and SAB 108 for recording as economic hedges the previously recorded cash flow hedges under SFAS 133 considering the following issues related to the initial documentation of your hedging transaction:

- The use of the "first-payments received" methodology under Implementation Issue No. G25 for describing the forecasted transaction was not explicitly stated in the original documentation of the hedging transaction as required by paragraph 28(a)(2) of SFAS 133.

- The Company's methodology for determining effectiveness in the original documentation and your subsequent changes in methodology do not appear to comply with one of the three methodologies for determining effectiveness of the cash flow hedge described in Implementation Issue No. G7.

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Closing Comments

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

       You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief